FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 28, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

DIRECTOR'S INTERESTS ON APPOINTMENT - WILLIAM FREDERICK ALDINGER

William Frederick Aldinger, appointed a Director of HSBC Holdings plc on 25 April 2003, had at the date of his appointment the following interests in HSBC Holdings plc Ordinary Shares ("Shares") of US$0.50 each:

i) Beneficial interest in 1,338,849 Shares registered in the name of BNY (Nominees) Limited;

ii) Non-beneficial interest in 40,125 Shares registered in the name of BNY (Nominees) Limited;

iii) Beneficial interest in 942,808 Shares relating to an award under the HSBC Holdings Restricted Share Plan 2000, registered in the name of Abacus Corporate Trustee Limited A/C H1334; and

iv) Technical interest in 17,200,000 Shares relating to The HSBC (Household) Employee Benefit Trust 2003 (the "Trust"). The Trust has been established to satisfy the exercise of options over HSBC Shares by employees of Household. As a beneficiary of the Trust, Mr Aldinger has a technical interest in all of the HSBC Shares held by the Trust. The Shares are registered in the name of James Capel Nominees Limited.

He has an interest in the following options over HSBC Holdings plc Ordinary Shares of US$0.50 each which were granted at nil consideration:

GRANT	PERIOD DURING WHICH	EXERCISE
DATE	EXERCISABLE	PRICE (US$)	TOTAL
13/09/94	13/09/95 - 13/09/04	4.7430	535,000
07/02/95	07/02/96 - 07/02/05	5.0935	971,025
13/11/95	13/11/96 - 13/11/05	7.4299	971,025
11/11/96	11/11/97 - 11/11/06	11.4330	1,003,125
10/11/97	10/11/98 - 10/11/07	14.6028	1,203,750
09/11/98	09/11/99 - 09/11/08	13.7150	1,337,500
08/11/99	08/11/00 - 08/11/09	16.9626	1,230,500
13/11/00	13/11/01 - 13/11/10	18.4000	1,605,000
12/11/01	12/11/02 - 12/11/11	21.3682	2,140,000
20/11/02	20/11/03 - 20/11/12*	10.6636	2,140,000

* 25% of the Shares are exercisable on each of the 1st, 2nd, 3rd and 4th anniversaries of the Grant Date.

Robert Musgrove

Assistant Secretary

020 7992 1504

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: April 28, 2003